                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.14)

                            ORTEC INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    68749B108
                                 (CUSIP Number)

                             Gabriel Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 888-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1 (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                               Exhibit Index: None

                                                               PAGE 2 OF 8 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER & COMPANY, INC.

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  New Jersey

                           7        Sole Voting Power
 Number of                                  2,097,836
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     2,097,836
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,097,836

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              /X/

13       Percent of Class Represented by Amount in Row (11)

                                            34.72%
14       Type of Reporting Person*
                                            CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 8 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  2,235,266
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     2,235,266
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,235,266

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented by Amount in Row (11)

                                            36.17%
14       Type of Reporting Person*
                                            IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 8 PAGES


                  This Amendment No. 14 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on Schedule 13D dated September 29, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 14 is being filed to report that as a result of recent acquisition of Shares of the Issuer, the number of Shares of which one of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by Joseph Stechler & Company, Inc. ("JSC") and by Mr. Joseph Stechler ("Mr. Stechler"). 65,100 Shares of the recently acquired Shares of the Issuer reported in this amendment were acquired and held for the account of Lupa Family Partners, an institutional client of JSC. All such securities were acquired at the direction of JSC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Lupa Family Partners, a New York State limited partnership has granted investment discretion over certain funds to JSC, pursuant to an investment advisory contract between Lupa Family Partners and JSC ("JSC Contract II"). JSC invested approximately $964,155 of the funds of Lupa Family Partners to purchase the Shares reported herein as being acquired since June 15, 1998 (the date as of which the last amendment which is part of the Initial Statement was filed) for the account of Lupa Family Partners.

                  The Shares held for the accounts of Quasar Partners, Lupa Family Partners, and one Other Client and the Shares and warrants of JSC may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Such Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons have been advised by SFM LLC that all of the Shares reported herein as having been acquired for or disposed of from the accounts of Quasar Partners, Lupa Family Partners and one Other Client were acquired or disposed of for investment purposes. None among the Reporting Persons nor, to the best of their knowledge, SFM LLC, Quasar Partners, Lupa Family Partners nor the Other Client has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. JSC and Mr. Stechler reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                               PAGE 5 OF 8 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) JSC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 2,097,836 Shares (34.72% of the total number of Shares outstanding assuming the exercise of all warrants held by JSC), which consists of (i) 639,836 Shares held for the account of JSC, (ii) the 823,800 Shares held for the account of Quasar Partners pursuant to the JSC Contract, (iii) the 460,500 Shares held for the account of Lupa Family Partners pursuant to the JSC Contract II, (iv) the 23,700 Shares held for the account of one Other Client and (v) 150,000 Shares which JSC has the right to acquire upon exercise of warrants owned by it. Including such Shares which may be deemed to be beneficially owned by JSC and which JSC has the right to acquire, Mr. Stechler may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 2,235,266 Shares (36.17% of the total number of Shares outstanding assuming the exercise of all warrants and options owned by Mr. Stechler and JSC), which consists of (vi) 639,836 Shares owned by JSC, (vii) 823,800 Shares held for the account of Quasar Partners, (viii) 460,500 Shares held for the account of Lupa Family Partners, (ix) 23,700 Shares held for the account of one Other Client, (x) 137,430 Shares which Mr. Stechler has the right to acquire upon the exercise of warrants and options owned by him and (xi) 150,000 Shares which JSC has the right to acquire upon the exercise of warrants owned by it.

                  (b) The Shares listed below include the 823,800 Shares held by JSC for the account of Quasar Partners, the 460,500 Shares held by JSC for the account of Lupa Family Partners and 23,700 Shares held by JSC for the account of one Other Client, all pursuant to investment management contracts with JSC.

                                                                Mr. Stechler
                                                             (including Shares
                                      JSC                    reported for JSC)
Sole power to vote
  or direct the vote:              2,097,836                          2,235,266


                                                                Mr. Stechler
                                                             (including Shares
                                      JSC                    reported for JSC)

Sole power to dispose
  or direct the disposition:       2,097,836                          2,235,266

                                                               PAGE 6 OF 8 PAGES


                  (c) See Annex A-1 for all transactions through September 4, 1998. All transactions there listed were routine brokerage transactions effected in the over-the-counter market by JSC.

                  (d) The Reporting Persons have been advised that the partners of Quasar Partners, including Quasar International Fund C.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 823,800 Shares held by JSC for the account of Quasar Partners, in accordance with their partnership interests in Quasar Partners.

                           The Reporting Persons have been advised that the partners of Lupa Family Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 460,500 Shares held by JSC for the account of Lupa Family Partners, in accordance with their partnership interests in Lupa Family Partners.

                           The Reporting Persons have been advised that the beneficial owners of the securities held by the Other Client, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 23,700 Shares held by JSC for the account of the Other Client in accordance with their said beneficial interests.

                           The Reporting Persons have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, all Shares deemed beneficially owned by them except; the 823,800 Shares held by JSC for the account of Quasar Partners, the 460,500 Shares held by JSC for the account of Lupa Family Partners and the 23,700 Shares held by JSC for the account of the Other Client.

                  (e)      Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Items 2, 3, and 5 are incorporated by reference in this Item 6.

                                                               PAGE 7 OF 8 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: September 8, 1998


                               By /s/JOSEPH STECHLER
                                  --------------------------------------------
                                  JOSEPH STECHLER



                                  JOSEPH STECHLER & COMPANY, INC.



                                  By /s/JOSEPH STECHLER
                                  --------------------------------------------
                                      Joseph Stechler, President

                                                               PAGE 8 OF 8 PAGES

                                    ANNEX A-1
                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                       THE ACCOUNT OF LUPA FAMILY PARTNERS
                        ALL TRANSACTIONS EFFECTED BY JSC

   DATE OF                            NUMBER OF                         PRICE
TRANSACTION                             SHARES                        PER SHARE

   06/16/98                                 3,500                         18.57
   06/16/98                                 5,000                         18.93
   06/18/98                                 2,000                         18.43
   06/18/98                                 1,000                         18.56
   06/19/98                                 1,000                         18.43
   06/22/98                                   500                         18.87
   06/23/98                                 1,000                         18.06
   06/24/98                                 4,500                         18.34
   06/25/98                                 2,300                         18.00
   06/26/98                                   500                         18.31
   06/29/98                                   500                         18.00
   06/30/98                                 3,000                         18.30
   06/30/98                                 5,000                         18.45
   07/07/98                                 1,000                         16.87
   07/09/98                                 3,000                         16.25
   07/16/98                                   500                         14.87
   07/17/98                                 1,000                         15.00
   07/20/98                                   500                         15.00
   07/21/98                                   500                         14.87
   07/22/98                                   800                         14.37
   07/23/98                                 1,000                         14.62
   07/24/98                                   500                         13.75
   07/27/98                                   500                         13.50
   07/27/98                                 1,000                         13.50
   07/28/98                                   500                         13.69
   07/31/98                                 3,000                         13.83
   07/31/98                                   500                         13.87
   08/03/98                                   500                         13.75
   08/05/98                                 3,000                         13.00
   08/06/98                                   100                         13.00
   08/07/98                                 3,000                         12.40
   08/27/98                                 3,000                          9.78
   08/28/98                                 3,000                          9.22
   09/01/98                                   900                          7.25
   09/03/98                                 5,000                          7.11
   09/03/98                                 1,500                          7.31
   09/04/98                                 1,000                          8.00